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            [LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]

                                         March 1, 2000


VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn: Gregory Dundas

                     Re:    Anthracite Capital, Inc.
                            Post-Effective Amendment No. 1 to
                            the Registration Statement on Form S-3
                            --------------------------------------

Mr. Dundas:

              On behalf of Anthracite Capital, Inc. (the "Company"), we hereby request that Post Effective Amendment No. 1 to the Company's Registration Statement on Form S-3 (File No. 333-75473) be withdrawn. The Company requests that this withdrawal take effect immediately or as soon thereafter as is practicable.

              Should you have any questions or require additional information regarding the foregoing, please contact the undersigned at (212) 735-2718 or Edward Taibi of this firm at (212) 735-3868.

                                         Very truly yours,

                                         /s/ Vincent J. Pisano

                                         Vincent J. Pisano



cc:    Richard M. Shea - Anthracite Capital, Inc.
       Robert Friedberg - Anthracite Capital, Inc.